Exhibit 4.13

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of the Corporation

Ayr Strategies Inc. (the “Corporation” or “Ayr”) 199 Bay Street, Suite 5300 Commerce Court West Toronto, Ontario M5L 1B9

Item 2	Date of Material Change

December 21, 2020

Item 3	News Release

A news release with respect to the material change referred to in this material change report was disseminated by the Corporation through GlobalNewswire on December 22, 2020, and was subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR“) (www.sedar.com) under Ayr’s issuer profile.

Item 4	Summary of Material Change

On December 22, 2020, the Corporation announced that it had entered into:

(i)          a definitive arrangement agreement dated December 21, 2020 (the “Arrangement Agreement”), pursuant to which the Corporation agreed to acquire all of the issued and outstanding common shares (the “Liberty Shares”) of Liberty Health Sciences Inc. (“Liberty”) in exchange for, subject to a collar, share consideration equal to 0.03683 of a share of the Corporation pursuant to the terms of the Arrangement Agreement, for each Liberty Share (the “Liberty Share Consideration”), for a total transaction value of approximately USD $290 million (the “Arrangement”), subject to the satisfaction or waiver (as applicable) of the conditions contained in the Arrangement Agreement, to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia); and

(ii)          a letter of intent dated December 21, 2020 (the “Letter of Intent”), pursuant to which the Corporation agreed to work together with GSD NJ LLC (“GSD”) and its equity owners (the “GSD Investors”) in good faith to negotiate and enter into a membership purchase agreement (the “Purchase Agreement”) whereby an affiliate of the Corporation (“Buyer”) will acquire all of the issued and outstanding membership interests of GSD (the “GSD Interests”) in exchange for cash consideration of USD $41,000,000 (the “GSD Cash Consideration”), a promissory note in the amount of USD $30,000,000 (the “GSD Seller Note”), and share consideration of USD $30,000,000 in the form of non-voting common exchangeable shares in Buyer (the “GSD Exchangeable Shares”, and together with the GSD Cash Consideration and the GSD Seller Note, the “Closing Date Consideration”), for a total closing date transaction value of approximately USD $101,000,000 (the “Transaction”), subject to the satisfaction or waiver (as applicable) of the conditions to be contained in the Purchase Agreement. The Letter of Intent contemplates a bridge loan from the Corporation, or its affiliate, to GSD in the amount of USD $15,000,000, bearing interest of 9% per annum on the amount outstanding thereunder, which shall be used for capital expenditures upon closing of the Transaction (the “Bridge Loan”). Ayr has also agreed to pay GSD Investors a deposit of USD $1,250,000 (the “Deposit”) within two days of signing the Letter of Intent, which shall be refundable under certain circumstances. The Letter of Intent represents a binding obligation of the parties to work together in good faith to negotiate and enter into the Purchase Agreement and the other definitive agreements contemplated therein. In addition, certain terms contained therein, including exclusivity, the Bridge Loan and Deposit provisions, are legally binding on the parties in accordance with their terms.

Item 5	Full Description of Material Change

Arrangement Agreement

On December 22, 2020, the Corporation announced that it had entered into the Arrangement Agreement. Under the terms of the Arrangement Agreement, shareholders of Liberty (“Liberty Shareholders”) will be entitled to receive the Liberty Share Consideration in exchange for each Liberty Share held immediately prior to the effective time of the Arrangement. Liberty will have the right to nominate one new member to Ayr’s board of directors at the closing of the Arrangement, increasing the total number of members to seven.

Each holder of Liberty options outstanding immediately prior to the effective time of the Arrangement will be entitled to receive, for each such option, a replacement option to acquire shares of the Corporation pursuant to the terms of the Arrangement Agreement.

Liberty’s warrants, of which there were 9,407,661 outstanding as of December 21, 2020, will expire in accordance with their terms, if not exercised by their holders prior to February 15, 2021. In addition, Liberty’s $4,325,000 principal amount convertible debentures due November 22, 2021 will survive the closing of the Arrangement. Following the closing, each such convertible debenture shall represent the right of the holder to (i) acquire shares of the Corporation in lieu of shares of Liberty, or (ii) require the Corporation to purchase the convertible debentures at 101% of the principal amount thereof plus unpaid interest.

The Arrangement Agreement includes representations, warranties and covenants typical of a transaction of this nature, along with customary non-solicitation and right to match provisions. In addition, Liberty has agreed to pay a termination fee of CDN $13 million in favour of Ayr, if the Arrangement Agreement is terminated in certain circumstances, including if Liberty enters into an agreement with respect to a superior proposal or if the board of directors of Liberty withdraws its recommendation with respect to the Arrangement in certain circumstances.

In order to become effective, the Arrangement must be approved by at least two-thirds of the votes cast by Liberty securityholders at a special meeting of Liberty, which is expected to occur in February, 2021 (the “Liberty Meeting”), in person or by proxy, on a resolution approving the Arrangement.

Certain Liberty Shareholders, who collectively own or control, directly or indirectly, approximately 29.3% of the Liberty Shares, have entered into voting and support agreements with Ayr to, among other things, vote their Liberty Shares in favour of the Arrangement, subject to the provisions thereof.

The Arrangement is subject to, among other things, (i) the approval of the Supreme Court of British Columbia by way of interim and final orders, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States), (iii) certain required regulatory approvals from the Florida Department of Health, and (iv) the satisfaction or waiver of certain closing conditions customary in transactions of this nature. Subject to the satisfaction of such conditions, the Arrangement is expected to close in the first quarter of 2021.

The Arrangement Agreement is available on SEDAR (www.sedar.com) under Ayr’s issuer profile.

Letter of Intent

On December 22, 2020, the Corporation announced that it had entered into a Letter of Intent pursuant to which the Corporation agreed to work to together with GSD and the GSD Investors in good faith to negotiate and enter into a Purchase Agreement. Under the terms of the Letter of Intent, the GSD Investors will be entitled to receive the Closing Date Consideration upon closing of the Transaction.

The Letter of Intent contemplates the Bridge Loan, which shall be used for capital expenditures upon closing of the Transaction and the Deposit, which shall be refundable under certain circumstances.

The Letter of Intent represents a binding obligation of the parties to work together in good faith to negotiate and enter into the Purchase Agreement and the other definitive agreements contemplated therein. In addition, certain terms contained therein, including exclusivity, the Bridge Loan and Deposit provisions, are legally binding on the parties in accordance with their terms.

Subject to the signing of the Purchase Agreement and the satisfaction of the conditions contained therein, the Transaction is expected to close no earlier than July 1, 2021.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Corporation is knowledgeable about the material change and this Material Change Report, and may be contacted as follows:

Megan Kulick

Head of Investor Relations

Ayr Strategies Inc.

590 Madison Avenue, 26th Floor

New York, New York 10022

(646) 977-7914 or ir@ayrstrategies.com

Item 9	Date of Report

December 30, 2020